PE
7-1-02

02047361

EXECUTED COPY

RECD S.E.C.

JUL 30 2002

1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

PROCESSED
JUL 31 2002
THOMSON
FINANCIAL

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-Kymmene Corporation Stock Exchange Release 30 July, 2002 at noon

UPM-Kymmene's second-quarter earnings per share excluding capital gains/losses were EUR 0.49 (first quarter: 0.60)

UPM-Kymmene's second quarter turnover was EUR 2,679 million (2,566 million in the first quarter). Second quarter earnings per share, excluding capital gains/losses, were EUR 0.49 (0.60). Profit before extraordinary items and capital gains/losses were EUR 193 million (217 million).

The decline in profitability was due to exchange rate losses of EUR 28 million on trade receivables (gains of EUR 3 million) and somewhat lower sales prices. Operating profit was EUR 265 million (284 million) excluding capital gains/losses and 9.9% of turnover (11.1). Capacity utilization rate of the Paper Industry was slightly higher, 87% in the second quarter compared to 85% in the first quarter.

UPM-Kymmene's half year turnover was up to EUR 5,245 million and 4% higher than during the corresponding period last year. Operating profit, excluding capital gains/losses, was EUR 549 million (753 million) and 27% down on the previous years corresponding figure. Profit before extraordinary items and taxes was EUR 406 million (629 million) and excluding capital gains/losses was EUR 410 million (627 million). Earnings per share, excluding capital gains/losses, were EUR 1.09 (1.91). Excluding capital gains/losses return on equity was 8.4% (16.0) and return on capital employed 8.8% (15.0).

"I consider second quarter earnings satisfactory in the current demanding market situation. As a matter of fact, the pretax profit of the second quarter was on the same level as that of the first quarter before the exchange rate adjustments caused by the weakened dollar and pound at the end of the period. The key financial indicators of the company, return on equity and return on capital employed fell behind the company targets but operating profit margin was about 10% and cash flow from operations remained very strong," says Juha Niemelä, President and CEO of UPM-Kymmene Corporation.

"As forecast, operating rates were slightly higher than in the first quarter due to seasonality. Market situation has been tough but prices have remained reasonably stable. Printing paper demand has not shown clear strengthening signs so far. I expect, however, the typical seasonal pick-up in printing paper demand to take place after summer," he states.

Key figures

Me	4-6/ 02	1-3/ 02	10-12/ 01	7-9/ 01	4-6/ 01	1-3/ 01	1-6/ 02	1-6/ 01	1-12/ 01
Turnover	2,679	2,566	2,558	2,336	2,536	2,488	5,245	5,024	9,918
Operating profit, excluding									
capital gains	265	284	332	309	353	400	549	753	1 394
% of turnover	9.9	11.1	13.0	13.2	13.9	16.1	10.5	15.0	14.1

Capital gains, net	6	-10	214	4	2	-	-4	2	220
Operating profit, total	271	274	546	313	355	400	545	755	1 614
% of turnover	10.1	10.7	21.3	13.4	14.0	16.1	10.4	15.0	16.3
Profit before extraordinary items	199	207	469	235	278	351	406	629	1 333
excluding capital gains	193	217	255	231	276	351	410	627	1 113
Income taxes	-67	-60	-144	-78	-79	-77	-127	-156	-378
Minority interest	-	1	-	-	-	-	1	-	-
Profit for the period	132	148	325	157	199	274	280	473	955
Earning per share, euro	0.51	0.57	1.30	0.64	0.81	1.10	1.08	1.91	3.85
excluding capital gains	0.49	0.60	0.69	0.62	0.81	1.10	1.09	1.91	3.22
Return on equity, %	8.0	8.8	20.5	10.6	13.8	18.9	8.3	16.1	15.5
excluding capital gains, %	7.7	9.2	10.9	10.4	13.7	18.9	8.4	16.0	12.9
Return on capital employed, %	8.6	9.0	18.9	11.5	14.0	16.2	8.7	15.1	15.6
excluding capital gains, %	8.4	9.3	11.6	11.4	14.0	16.2	8.8	15.0	13.5
Equity ratio at end of period, %	42.6	40.5	41.5	46.1	44.3	42.2	42.6	44.3	41.5
Gearing ratio at end of period, %	89	91	89	74	82	78	89	82	89
Capacity utilization, paper machines, %	87	85	83	87	86	93	86	90	87

UPM-Kymmene Corporation
Corporate Communications
30 July, 2002

Appendix
UPM-Kymmene Interim Review January-June 2002

UPM-Kymmene Interim Review 1 January - 30 June 2002

Second-quarter earnings per share, excluding capital gains/losses, were E 0.49 (0.60 for the first quarter). Operating profit, excluding capital gains/losses, was E 265 million, 9.9% of turnover (first quarter: 284 million, 11.1%). Profit before extraordinary items and capital gains/losses was E 193 million (first quarter: 217 million). Cash flow from operations per share was E 1.57 (first quarter: 1.11).

Turnover was E 2,679 million (first quarter: 2,566 million).

Earnings
Second quarter of 2002 compared with first quarter

Turnover for the second quarter of the year was E 2,679 million, compared with E 2,566 million for the first quarter. Operating profit was E 271 million (274 million). Operating profit includes E 6 million in net capital gains from asset sales (net capital losses of E 10 million). Excluding capital gains/losses, operating profit was down 7% at E 265 million (284 million). The decline in profitability was due to exchange rate losses of E 28 million on trade receivables (gains of E 3 million) and somewhat lower sales prices. On the other hand, the financial result benefitted from a slight seasonal increase in deliveries. Excluding capital gains/losses, operating profit was 9.9% of turnover (11.1).

Profit before extraordinary items and capital gains/losses was E 193 million (217 million), and E 199 million including capital gains/losses (207 million). Net financial expenses were E 72 million (67 million), including dividend income of E 2 million (17 million).

Excluding capital gains/losses, earnings per share were E 0.49 (0.60), return on equity was 7.7% (9.2) and return on capital employed 8.4% (9.3).

First half of 2002 compared with the same period last year

Turnover for January-June was E 5,245 million, 4% higher than the same period last year. The increase is due to acquisitions. Excluding capital gains/losses, operating profit was E 549 million, 27% down on the previous year's corresponding figure of E 753 million. The main reasons for the decrease were reduced demand and lower prices for newsprint and magazine papers. Operating profit was 10.5% of turnover (15.0).

Net financial expenses were E 139 million (126 million), the increase being due to lower dividend income. Despite increased indebtedness, net interest expenses were little changed on last year. Income taxes were E 127 million (156 million).

Excluding capital gains/losses, earnings per share were E 1.09 (1.91), return on equity was 8.4% (16.0) and return on capital employed 8.8% (15.0).

Production and deliveries

Paper production for the first six months was 4,885,000 tonnes, 17% up on the previous year's figure of 4,166,000 tonnes. Paper deliveries totalled 4,760,000 tonnes (4,050,000 tonnes). The average capacity utilization rate was 86% (90).

Financing

At the end of the period the Group's equity to assets ratio was 42.6% (44.3% at 30 June 2001) and the gearing ratio 89% (82).

Net interest-bearing liabilities were E 5,972 million (4,806 million at 30 June 2001). The increase is due primarily to the purchase of Haindl last November. The average rate of interest on the Group's loans was 3.8% (5.5% for the first half of 2001). The cash flow from operations, before capital expenditure and financing, was E 693 million (589 million).

Personnel

During the first half of the year, the UPM-Kymmene Group had an average of 37,084 employees (34,087 for the same period last year). The number at the end of June was 39,167 (36,563). The increase is due to company acquisitions.

Capital expenditure and restructuring

Gross capital expenditure, excluding acquisitions, for the first half of the year was E 264 million (433 million). Acquisitions and share purchases were E 20 million (162 million).

In May, it was decided to modernize the Pietarsaari pulp mill at an estimated cost of E 250 million. The project will be carried out in conjunction with Pohjolan Voima's subsidiary Wisapower, whose share of the cost will be roughly 50%. Work on the mill is scheduled to be completed in spring 2004, when production capacity will rise from 620,000 to 800,000 t/a. Also in May, it was decided to build a 200,000 m^3/a sawmill at Novgorod in Russia. The project is expected to cost around E 30 million and should be completed during 2003.

After the end of the review period, UPM-Kymmene announced it had received approval from the relevant authorities to expand its paper mill in China. A study has been started relating to construction of a new 450,000 t/a fine paper machine at Changshu near Shanghai.

Integration of Haindl

Integration of Haindl, which was acquired last November, has gone according to plan. The acquisition has contributed to the cash flow and earnings per share as expected.

Shares

UPM-Kymmene shares worth E 5,795 million were traded on the Helsinki Exchanges during the first half of the year (3,527 million). The highest quotation was E 44.50 (in March) and the lowest E 36.00 (in January). On the New York Stock Exchange, the company's shares were traded to a total value of USD 68 million (49 million).

During the review period a total of 1,279,044 shares were subscribed under the FIM 960 million convertible bond issue of 1994. The number of shares in issue at the end of June was 259,996,869.

The Annual General Meeting held on 19 March 2002 approved a proposal to buy back up to 12.3 million of the company's own shares. No shares had been purchased under this decision by 30 July 2002.

In June, the Board of Directors decided to offer share options to key personnel, in accordance with the authorization given by the Annual

General Meeting. A total of 3,580,900 2002D options, each of which can be used to subscribe one share, was allocated to some 400 persons. The remaining 2002D options (219,100) and all 2002E options (3.8 million) were transferred to the wholly-owned subsidiary Unicarta Oy to be distributed later.

The subscription price for shares using 2002D options is the trade volume weighted average price for UPM-Kymmene shares on the Helsinki Exchanges between 15 April and 15 May 2002 plus 10%, i.e. E 43.90. Subscription prices for shares subscribed will be reduced, on the respective record dates for dividend payment, by the amount of dividend declared after the period for determining the subscription price has expired and before the shares are subscribed. The subscription period is 1 April 2004 - 30 April 2007.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

Share subscriptions under convertible bonds and share options offered to management could raise the number of shares to a maximum of 273,557,711.

Dividend

The dividend of E 1.50 per share decided on by the Annual General Meeting, a total of E 388 million, was paid on 3 April 2002.

Litigation

In March 1999, the European Commission presented UPM-Kymmene with a Statement of Objection alleging participation by the company's predecessors in a price cartel concerning newsprint during the period 1989-1995. The company's response to the allegation is being considered by the Commission. No provision has been made in this respect.

The company has no other significant matters of litigation.

Market outlook

In the Group's main markets, economic recovery is forecast to remain modest. Demand for printing papers is not expected to change significantly in the near future. However, the demand is typically stronger during the second half than the first half of the year. Prices for the Group's products are expected to remain largely at present levels.

Magazine Papers

	4-6/02	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01	1-6/02	1-6/01
Turnover, E million	905	837	942	853	891	862	1,742	1,753
Operating profit, E million 1)	77	93	136	148	147	167	170	314
% of turnover	8.5	11.1	14.4	17.4	16.5	19.4	9.8	17.9

Operating profit excl. amortization of goodwill, E million	92	107	144	154	153	173	199	326
% of turnover	10.2	12.8	15.3	18.1	17.2	20.1	11.4	18.6
Deliveries, 1000 t	1,153	1,021	1,098	964	966	936	2,174	1,902
Capacity utilization rate, %	84	81	81	84	82	93	82	87

1) Final quarter of 2001 includes non-recurring charges of E 20 million.

Turnover for the first half of the year was about the same as for this period last year. Deliveries were up by 14% due to the acquisition of Haindl. Weak demand kept capacity utilization down to 82%. Profitability was clearly weaker than for the first six months last year. Operating profit declined by 46% due to lower capacity utilization rates and prices.

Demand for coated magazine paper in Western Europe was 3% weaker than in this period last year and for uncoated 2% weaker. In the United States, demand for coated magazine paper fell by 3% but that for uncoated rose by 7%.

Market prices for magazine papers were lower than during the first half of last year. In Western Europe prices averaged 4 - 9% lower and in the United States 13 - 18% lower.

Profitability was weaker in the second quarter than in the first. Operating profit was reduced by lower sales prices and higher raw material costs. Capacity utilization rates improved in the United States but remained low in Europe. Coated magazine paper prices were under some pressure again during the second quarter.

Newsprint

	4-6/02	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01	1-6/02	1-6/01
Turnover, E million	336	340	285	246	268	259	676	527
Operating profit, E million 1)	37	31	44	55	60	52	68	112
% of turnover	11.0	9.1	15.4	22.4	22.4	20.1	10.1	21.3
Operating profit excl. amortization of goodwill, E million	47	42	47	55	60	52	89	112
% of turnover	14.0	12.4	16.5	22.4	22.4	20.1	13.2	21.3
Deliveries, 1000 t	609	577	450	389	436	392	1,186	828
Capacity utilization rate, %	90	83	77	92	98	98	87	98

1) First quarter of 2002 includes non-recurring charges of E 8 million.

Turnover for the six months to June was 28% up on the same period last year. The growth was due to the increase in newsprint manufacturing capacity resulting from the Haindl acquisition. Deliveries were up by 43%. The capacity utilization rate was 87%, compared with 98% for the first half of last year. Profitability was poorer, mainly due to lower sales prices and capacity utilization rates.

Compared with the first half of last year, demand for newsprint was 8% weaker in Western Europe and 7% weaker in the United States.

Market prices for newsprint in Western Europe were 9 - 11% lower than during this period last year.

Excluding non-recurring charges, operating profit was about the same for the second quarter as for the first. Delivery volumes were up and, on average, market prices remained rather stable. The rapid increase in recycled fibre prices in the second quarter has so far had only a marginal impact on the results.

Fine and Speciality Papers

	4-6/02	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01	1-6/02	1-6/01
Turnover, E million	625	602	578	562	590	632	1,227	1,222
Operating profit, E million	91	94	88	76	76	96	185	172
% of turnover	14.6	15.6	15.2	13.5	12.9	15.2	15.1	14.1
Operating profit excl. amortization of goodwill, E million	92	96	89	77	77	98	188	175
% of turnover	14.7	15.9	15.4	13.7	13.1	15.5	15.3	14.3
Deliveries, 1000 t 1)	688	682	646	606	637	657	1,370	1,294
Capacity utilization rate,%	93	93	90	89	87	91	93	89

1) Including internal deliveries.

Turnover for the first six months was about the same as for this period last year. Deliveries were up by 6% and the capacity utilization rate was 93%, compared with 89% for the first half of last year. The coating capacity utilization rate was well below that of the paper machines. Operating profit was 8% higher than for the same period last year.

Demand for coated and uncoated fine paper in Western Europe showed growth of 1% on this period last year.

Market prices for fine papers in Western Europe were 5 - 7% lower than for the first half of last year.

Profitability for the second quarter was marginally weaker than for the first. Uncoated fine paper prices rose slightly during the second quarter in Western Europe. In China, market conditions remained favourable. In the case of coated fine paper the market remained weak during the second quarter. For speciality papers, both demand and deliveries were good. Prices for certain packaging and label papers rose towards the end of the review period. The market for envelope papers remained stable.

Converting Industry

	4-6/02	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01	1-6/02	1-6/01
Turnover, E million	398	393	371	367	383	359	791	742
Operating profit, E million 1)	18	23	2	7	18	19	41	37
% of turnover	4.5	5.9	0.5	1.9	4.7	5.3	5.2	5.0
Operating profit excl. amortization of goodwill, E million	20	24	3	8	20	20	44	40
% of turnover	5.0	6.1	0.8	2.2	5.2	5.6	5.6	5.4

1)Final quarter of 2001 includes non-recurring charges of E 11 million.

Turnover for the period January - June was up by 7% as a result of company acquisitions and investments. Operating profit improved, and relative profitability was also better thanks to greater efficiency. Siliconized papers, in particular, were more profitable.

Operating profit for the second quarter was down on that for the first, mainly due to the higher cost of raw materials and exchange rate differences.

Wood Products Industry

	4-6/02	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01	1-6/02	1-6/01
Turnover, E million	404	347	345	342	396	380	751	776
Operating profit, E million	14	8	-1	-3	15	16	22	31
% of turnover	3.5	2.3	-0.3	-0.9	3.8	4.2	2.9	4.0
Production, sawn timber, 1000 m3	526	499	450	331	541	534	1,025	1,075
Production, plywood, 1000 m3	238	221	200	168	207	211	459	418

Turnover for the first half of 2002 was 3% down on last year's - corresponding figure. Profitability was also down due to lower sales prices for sawn timber and to higher prices for logs.

Profitability was better during the second quarter than the first, partly for seasonal reasons. There was a slight recovery in demand for sawn timber. Plywood markets have remained stable. Business in building supplies continued to be good.

Other operations

E million	4-6/02	1-3/02	10-12/01	7-9/01	4-6/01	1-3/01	1-6/02	1-6/01
Turnover	156	148	144	83	130	132	304	262
Operating profit, total	28	35	63	26	37	50	63	87
of which								

-Forestry department, Finland	8	9	15	13	8	9	17	17
-Energy department, Finland	13	15	26	16	27	30	28	57
-Share of results of associated companies	10	18	3	14	18	47	28	65
-Other	-3	-7	19	-17	-16	-36	-10	-52

Operating profit for the six months to June was smaller than for the same period last year. The forestry department's operating profit was about the same, but both the energy department and associated companies reported weaker profitability.

In Finland, trading in wood raw material remained slow and timber was in limited supply. Wood prices at the mill gate were marginally lower than during the first half of last year. Wood purchases from private forests were 9% down on the first six months of last year. Electricity consumption by the Group's operations in Finland was down 6% due to lower capacity utilization rates at the mills. The market price of electricity remained low during the period. The associated company Metsä-Botnia reported a weaker financial result due to production stoppages and lower sales prices for its chemical pulp. The average market price of long-fibre chemical pulp fell to USD 455/tonne, having been USD 605 in the first six months of last year. The average price rose to USD 460 during the second quarter from USD 450 in the first quarter.

Helsinki, 30 July 2002
Board of Directors

This Interim Review is unaudited

Earnings

e million	1-6/02	1-6/01	Change	Change%	1-12/01
Turnover	5,245	5,024	221	4%	9,918
Other operating income	21	14	7		315
Costs and expenses	-4,281	-3,988	-293		-7,958
Share of results of associated companies	28	66	-38		83
Depreciation and value adjustments	-468	-361	-107		-744
Operating profit	545	755	-210	-28%	1,614
% of turnover	10.4	15.0	-4.6		16.3
% of turnover, excluding capital gains/losses	10.5	15.0	-4.5		14.1
Financial income and expenses	-139	-126	-13		-281
Profit before extraordinary items	406	629	-223	-35%	1,333
% of turnover	7.7	12.5	-4.8		
Extraordinary items	-	-	-		-
Profit after extraordinary items	406	629	-223	-35%	1,333
Income taxes	-127	-156	29		-378
Minority interest	1	-	1		-

Profit for the period	280	473	-193	-41%	955
Earnings per share, E	1.08	1.91	-0.83	-43%	3.85
Earnings per share, excluding capital gains/losses, E	1.09	1.91	-0.82	-43%	3.22

Balance sheet

e million	30.6.02	30.6.01	Change	Change%	31.12.01
Intangible assets	346	193	153		339
Goodwill on consolidation	2,031	579	1,452		2,086
Tangible assets	8,600	7,874	726		8,934
Investments held as non-current assets	1,511	1,624	-113		1,477
Own shares	-	38	-38		38
Non-current assets, total	12,488	10,308	2,180	21%	12,874
Stocks	1,348	1,301	47		1,289
Receivables	1,650	1,627	23		1,845
Cash in hand and at bank	194	106	88		423
Total assets	15,680	13,342	2,338	18%	16,431
Shareholders' equity	6,648	5,894	754		6,810
Minority interest	26	18	8		28
Provisions	425	141	284		413
Deferred tax liability	655	721	-66		666
Non-current liabilities	4,974	4,226	748		4,913
Current liabilities	2,952	2,342	610		3,601
Total equity and liabilities	15,680	13,342	2,338	18%	16,431

Cash flow

e million	1-6/02	1-6/01	Change	1-12/01
Operating profit	545	755	-210	1,614
Depreciation and other adjustments	431	297	134	397
Change in working capital	-141	-208	67	96
Financial income and expenses and income taxes paid	-142	-255	113	-462
Cash from operating activities	693	589	104	1,645
Acquisitions and share purchases	-17	-132	115	-2,367
Other investments and purchases of tangible and intangible assets	-264	-455	191	-849
Asset sales and decrease in non-current receivables	-21	19	-40	362
Cash provided by (used in) investing activities	-302	-568	266	-2,854

Cash flow before financing

activities	391	21	370	-1,209
Dividends paid	-388	-371	-17	-371
Share issue	-	-	-	419
Purchases of own shares	-	-152	152	-152
Change in loans and other financial items	-224	371	595	1,503
Cash provided by (used in) financing activities	-612	-152	-460	1,399
Change in cash and cash equivalents	-221	-131	-90	190

Key figures 1)

	1-6/02	1-6/01	Change	1-12/01
Earnings per share, E	1.08	1.91	-0.83	3.85
Diluted earnings per share, E	1.07	1.89	-0.82	3.81
Return on equity, %	8.3	16.1	-7.8	15.5
Return on capital employed, %	8.7	15.1	-6.4	15.6
Cash flow from operations per share, E	2.68	2.38	0.30	6.64
Equity to assets ratio at end of period, %	42.6	44.3	-1.7	41.5
Gearing ratio at end of period, %	89	82	7	89
Equity per share at end of period, E	25.57	23.78	1.79	26.18
Net interest-bearing liabilities, E million	5,972	4,806	1,166	6,041
Gross capital expenditure, incl. acquisitions, E million	284	595	-311	3,850
% of turnover	5.4	11.8	-6.4	38.8
Gross capital expenditure, excl. acquisitions, E million	264	433	-169	827
% of turnover	5.0	8.6	-3.6	8.3
Personnel at end of period	39,167	36,563	2,604	36,298
No. of shares, average(1000)	258,876	247,306	11,570	247,892
No. of shares at end of period(1000)	259,997	246,314	13,683	258,718

1)For purposes of calculating key figures, own shares have been eliminated from shareholders' equity and the numbers of shares.

Contingent liabilities

e million	30.6.02	30.6.01	Change	31.12.01
On own behalf 1)	326	812	-486	493
On behalf of associated companies	46	75	-29	72
On behalf of others	12	7	5	10
Pension liabilities	3	3	-	3
Leasing commitments	71	71	-	82

1) Includes securities for

Miramichi's bond loans	36	276	-240	193

Values of derivative agreements

	Market value			Nominal value		
e million	30.6.02	30.6.01	31.12.01	30.6.02	30.6.01	31.12.01
Currency derivatives						
Forward contracts	52	-21	-18	2,657	2,461	2,296
Options, bought	-	-	-	-	25	-
Options, written	-	-	-	-	63	-
Swaps	2	-	-35	262	312	297
Interest rate derivatives						
Forward contracts	-13	-2	-8	7,779	5,737	8,715
Options, bought	-	-	-	-	-	-
Options, written	-	-	-	-	-	-
Swaps	84	15	46	3,019	2,319	2,430
Other derivatives						
Forward contracts	-	-2	-1	11	10	45

Quarterly figures

e million	4-6/ 02	1-3/ 02	10-12/ 01	7-9/ 01	4-6/ 01	1-3/ 01
Turnover						
Paper Industry						
Magazine Papers	905	837	942	853	891	862
Newsprint	336	340	285	246	268	259
Fine and Speciality Papers	625	602	578	562	590	632
Converting Industry	398	393	371	367	383	359
Wood Products Industry	404	347	345	342	396	380
Other operations	156	148	144	83	130	132
Internal sales	-145	-101	-107	-117	-122	-136
Turnover, total	2,679	2,566	2,558	2,336	2,536	2,488
Operating profit 1)						
Paper Industry						
Magazine Papers	77	93	136	148	147	167
Newsprint	37	31	44	55	60	52
Fine and Speciality Papers	91	94	88	76	76	96
Converting Industry	18	23	2	7	18	19
Wood Products Industry	14	8	-1	-3	15	16
Other operations 2)	28	35	63	26	37	50
Total, excluding capital gains/losses	265	284	332	309	353	400
% of turnover	9.9	11.1	13.0	13.2	13.9	16.1
Capital gains/losses	6	-10	214	4	2	-
Operating profit,						

total	271	274	546	313	355	400
% of turnover	10.1	10.7	21.3	13.4	14.0	16.1
Dividend income	2	17	1	-	11	21
Exchange differences	2	-	-2	-7	6	-2
Other financial income and expenses	-76	-84	-76	-71	-94	-68
Profit before extraordinary items	199	207	469	235	278	351
Extraordinary items	-	-	-	-	-	-
Profit after extraordinary items	199	207	469	235	278	351
Income taxes	-67	-60	-144	-78	-79	-77
Minority interest	-	1	-	-	-	-
Profit for the period	132	148	325	157	199	274
Earnings per share, E	0.51	0.57	1.30	0.64	0.81	1.10
Earnings per share excluding capital gains/losses, E	0.49	0.60	0.69	0.62	0.81	1.10
Average no. of shares (1000)	259,030	258,721	250,561	246,365	246,174	248,464
Return on equity excluding capital gains/losses, %	7.7	9.2	10.9	10.4	13.7	18.9
Return on capital employed excluding capital gains/losses, %	8.4	9.3	11.6	11.4	14.0	16.2
Operating cash flow per share, E	1.57	1.11	2.64	1.62	1.31	1.07

1) First quarter of 2002 includes non-recurring charges of E 8 million for Newsprint, and fourth quarter of 2001 E 20 million for Magazine Papers and E 11 million for Converting Industry.

2) Includes the Group's share of the results of

associated companies	10	18	3	14	18	47

Quarterly figures

e million	1-6/ 02	1-6/ 01	1-12/ 01
Turnover			
Paper Industry			
Magazine Papers	1,742	1,753	3,548
Newsprint	676	527	1,058
Fine and Speciality Papers	1,227	1,222	2,362
Converting Industry	791	742	1,480
Wood Products Industry	751	776	1,463
Other operations	304	262	489
Internal sales	-246	-258	-482
Turnover, total	5,245	5,024	9,918

Operating profit 1)			
Paper Industry			
Magazine Papers	170	314	598
Newsprint	68	112	211
Fine and Speciality Papers	185	172	336
Converting Industry	41	37	46
Wood Products Industry	22	31	27
Other operations 2)	63	87	176
Total, excluding capital gains/losses	549	753	1,394
% of turnover	10.5	15.0	14.1
Capital gains/losses	-4	2	220
Operating profit, total	545	755	1,614
% of turnover	10.4	15.0	16.3
Dividend income	19	32	33
Exchange differences	2	4	-5
Other financial income and expenses	-160	-162	-309
Profit before extraordinary items	406	629	1,333
Extraordinary items	-	-	-
Profit after extraordinary items	406	629	1,333
Income taxes	-127	-156	-378
Minority interest	1		-
Profit for the period	280	473	955
Earnings per share, E	1.08	1.91	3.85
Earnings per share excluding capital gains/losses, E	1.09	1.91	3.22
Average no. of shares (1000)	258,876	247,306	247,892
Return on equity excluding capital gains/losses, %	8.4	16.0	12.9
Return on capital employed excluding capital gains/losses, %	8.8	15.0	13.5
Operating cash flow per share, E	2.68	2.38	6.64

1) First quarter of 2002 includes non-recurring charges of E 8 million for Newsprint, and fourth quarter of 2001 E 20 million for Magazine Papers and E 11 million for Converting Industry.

2) Includes the Group's share of the results of associated companies 28 65 82

Deliveries and production

4-6/ 1-3/ 10-12/ 7-9/ 4-6/ 1-3/ 1-6/ 1-6/ 1-12/

	02	02	01	01	01	01	02	01	01
Deliveries									
Magazine papers (1000 t)	1,153	1,021	1,098	964	966	936	2,174	1,902	3,964
Newsprint (1000 t)	609	577	450	389	436	392	1,186	828	1,667
Fine and Speciality papers (1000 t) 1)	688	682	646	606	637	657	1,370	1,294	2,546
Converting Industry papers (1000 t)	15	15	12	12	12	13	30	25	49

1) Including internal deliveries.

Production									
Paper (1000 t)	2,479	2,406	2,085	2,047	1,990	2,176	4,885	4,166	8,298
Capacity utilization, paper production(%)	87	85	83	87	86	93	86	90	87
Sawn timber (1000 m3)	572	531	503	383	595	554	1,103	1,149	2,035
Plywood (1000 m3)	238	221	200	168	207	211	459	418	786
Chemical pulp (1000 t)	513	522	490	503	490	555	1,035	1,045	2,038

Key exchange rates for the euro at end of period

	30.6.02	31.3.02	31.12.01	30.9.01	30.6.01	31.3.01
USD	0.9975	0.8724	0.8813	0.9131	0.8480	0.8832
CAD	1.5005	1.3923	1.4077	1.4418	1.2927	1.3904
JPY	118.20	115.15	115.33	109.02	105.37	110.74
GBP	0.6498	0.6130	0.6085	0.6220	0.6031	0.6192
SEK	9.1015	9.0304	9.3012	9.7321	9.2125	9.1570

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

UPM-Kymmene Corporation

Markku Franssila
Senior Vice President, Corporate Communications

DISTIBUTION
Helsinki Stock Exchange
New York Stock Exchange
Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2002

UPM-KYMMENE CORPORATION

By: ______________________

Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ______________________

Name: Olavi Kauppila
Title: Vice President, Investor Relations